September 21, 2007

Mr. Jay Ingram
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Pitney Bowes Inc.
Definitive 14A
Filed April 3, 2007
File No.: 001-3579

Dear Mr. Ingram:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the Staff’s comment letter dated August 21, 2007, addressed to Michael J. Critelli and relating to the Company’s definitive proxy statement for the Annual Meeting of Stockholders filed on April 3, 2007 (the “Proxy Statement”). In preparing our responses, we have utilized subheadings and item number references consistent with your letter.

Director Compensation for 2006, page 18

1.

With respect to the stock awards reported in column (c), clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in Pitney’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Response: We respectfully submit that footnote 2 to the Director Compensation table on page 18 of the Proxy Statement adequately discloses the valuation methodology that was used to calculate the grant date fair value of restricted share awards. We stated that the grant date fair value of the restricted share awards was calculated using the average of the high and low stock price, $43.70 and $43.26, respectively, as reported on the New York Stock Exchange on May 8, 2006, the date of grant. Footnote 2 further discloses that the closing price on May 8, 2006 on the New York Stock Exchange was $43.30. Consistent with FAS 123R, we made no assumptions in this calculation. In future filings, we will clarify that the grant date fair value of the restricted stock awards was computed in accordance with FAS 123R and, if any assumptions are made, we will cross reference to a discussion of these assumptions in the applicable footnote(s) to the Company’s financial statements.

2.

Refer to the disclosure in footnote (6) to the table regarding director tax reimbursement. Since this appears to be a standard compensation arrangement, please provide narrative disclosure of the tax reimbursement policies. Refer to Item 402(k)(3) of Regulation S-K.

Response: In future filings, we will disclose that it is our standard policy that when directors’ spouses or guests are invited by the Company to attend a Company-hosted event, the incremental costs of such spousal or guest travel are treated as income to the director and are “grossed up” by the Company such that the director is made whole for the added income taxes payable by him or her as a result of such spousal or guest travel.

Certain Relationships and Related-Person Transactions, page 19

3.

Pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures. See Item 404(b)(1)(ii) and Section V.B. of Commission Release 33-8732A.

Response: We respectfully submit that on page 19 of the Proxy Statement, the Company adequately described the Board of Directors’ policies and procedures for the approval of related-person transactions. As stated on page 19, the Governance Committee of the Board (the “Governance Committee”) is responsible for reviewing and approving any related person transaction between Pitney Bowes and its directors, nominees for director, executive officers, beneficial owners of more than five percent of any class of Pitney Bowes voting stock and their “immediate family members” as defined by the rules and regulations of the Securities and Exchange Commission. In this disclosure, the Company stated that the standard applied under the Board’s policy requires that all related-person transactions be at arms-length and on terms that are fair to the Company. The policy does not set forth any other standards to be applied pursuant to such policies and procedures.

Report of the Executive Compensation Committee, page 31

4.

Please provide a concise and complete description of the Executive Compensation Committee’s processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of the Commission Release 33-8732A. Provide similar disclosure for the Governance Committee, which is responsible for the consideration and determination of director compensation. To the extent you disperse this information throughout the disclosure you have provided under Item 402 of Regulation S-K, please give appropriate consideration to consolidating the information in a manner that is readily accessible to the reader.

Response: In future filings we will re-organize our disclosure and provide a summary description of the processes and procedures utilized by the Executive Compensation Committee of the Company’s Board of Directors (the “ECC”) for the consideration and determination of executive compensation. We will also provide similar disclosure for the Governance Committee, which is responsible for the consideration and determination of director compensation.

With respect to executive officer compensation, we will consolidate in a summary entitled “Role of the Executive Compensation Committee in Determining Executive Compensation” the ECC’s processes and procedures that are currently described throughout the section entitled “Setting Performance Objectives” on pages 33-36. For example, we will discuss that, in the beginning of the year, our Chief Executive Officer, on behalf of senior management, recommends to the ECC financial and strategic objectives for the Company. In addition, senior management recommends target levels of annual and long-term incentive compensation. The ECC then reviews and determines whether to approve or modify the enterprise financial and strategic objectives and the target levels of annual and long-term incentive compensation as submitted. In 2007, the annual incentive and long-term cash incentive unit compensation for senior executives is tied 100% to the enterprise objectives.

At the end of year, the ECC reviews the financial and strategic results and determines the annual incentive pool and the long-term incentive multiplier. Each senior executive completes a written self-assessment of his or her performance against his or her objectives. Senior management recommends actual payout levels for annual incentive compensation based upon the Company’s performance against the pre-established objectives and strategic qualitative criteria such as leadership and potential to enhance long-term stockholder value. For long-term incentive compensation, the recommendation is based on pre-established objectives and a total shareholder return calculation.

The Chief Executive Officer recommends individual ratings for each executive other than the Chief Executive Officer and the Executive Chairman and these ratings are considered in determining annual merit salary increases. The ECC recommends to the independent directors of the Board an individual rating for each of the Chief Executive Officer and the Executive Chairman based upon the Company’s performance in relation to its objectives. In making its recommendation for annual merit salary increases, management uses market data, and the ECC reviews and approves the merit increases.

In making its recommendations, management provides the ECC with tally sheets which demonstrate the total mix of compensation for executive officers. The ECC evaluates these recommendations against the market data and relies upon its judgment to approve final payout amounts.

With respect to director compensation, in future filings we will summarize the processes and procedures employed by the Governance Committee (which are currently articulated in section 13 of the Governance Principles of the Board of Directors disclosed on our company website and page 14 of the Proxy Statement) in a section entitled “Role of the Governance Committee in Determining Director Compensation” in the “Directors’ Compensation” section of the Proxy Statement. In such a summary section, we would disclose, for example, that for 2007 the Governance Committee reviewed peer group and market data provided by Steven Hall & Partners in considering and determining director compensation.

Compensation Discussion and Analysis, page 32

5.

Please provide disclosure addressing the Executive Compensation Committee’s analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific compensation awards or modifications to the manner in which you implement your compensation program. Please analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee’s decision with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

Response: The ECC uses the information in the tally sheets as a landscape for determining whether any changes in compensation need to be made. In reviewing the tally sheets, the ECC considers factors such as performance, demonstrated leadership, potential to enhance long-term stockholder value, internal equity, external marketplace, experience in the position, current salary, salary history and prior incentive awards. In reviewing the tally sheets, the ECC reviews the competitiveness of each individual element of compensation with a view towards determining the optimal mix of compensation components. In addition, tally sheets are reviewed to determine whether any single component of compensation is out of the ordinary and, as a whole, not out of the appropriate range of total compensation. In future filings, we will describe, to the extent applicable and material, the impact of the information contained in the tally sheets on the ECC’s decisions regarding compensation awards or modifications. For example, in reviewing the tally sheets in early 2007, the ECC determined that, due to the change in his position, awards to Michael J. Critelli, our current Executive Chairman and former Chief Executive Officer, were too heavily weighted in stock compensation, and therefore the ECC re-allocated his 2007 long-term incentive grant from

50% stock options and 50% cash incentive units to 25% stock options and 75% cash incentive units. This allocation was disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2007.

6.

Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1. of Commission Release No. 33-8732A. Refer to the wide disparities between Mr. Critelli’s compensation compared to that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Please give similar consideration to the disclosure relating to Mr. Martin’s compensation as compared to the other named executive officers.

Response: We supplementally confirm that the Company does not apply different compensation policies to different individual named executive officers. In future filings, however, we will include disclosure that further explains, to the extent relevant, material differences in compensation awards. For example, in 2007 the ECC applied less negative discretion in determining Michael J. Critelli’s annual cash incentive award due to his leadership role in the passage of postal reform legislation, an initiative that required ten years of substantial effort to bring to a successful conclusion.

Benchmarking, page 34

7.

Your disclosure lacks discussion of the material elements of the instructions or directions given to Frederic W. Cook & Co. Please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Response: In future filings, we will expand our discussion about Frederic W. Cook & Co., Inc.’s involvement in setting the form and amount of executive compensation. The ECC has engaged Frederic W. Cook & Co. in a limited capacity to provide, under the oversight of the ECC, benchmarking analysis on compensation trends along with their views on specific compensation programs designed by Company management. Representatives from Frederic W. Cook & Co. are also frequently invited to attend the ECC meetings. In addition, the Company, through its human resources department, and the ECC have discussed with Frederic W. Cook & Co. the design of programs that affect executive officer compensation. Under the oversight of the ECC, Frederic W. Cook & Co. provides market data on compensation trends and its views on compensation programs designed by our human resources department.

Annual Performance-Based Incentive Compensation, page 36

8.	Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S- K, provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response: We respectfully submit that on page 36 of the Proxy Statement, we have disclosed, for 2006, the four financial objectives established by the ECC that are weighted equally for the determination of the annual incentive pool. These four financial objectives are as follows:

  annual organic revenue growth (organic revenue growth excludes the effects of recently completed and future acquisitions and currency translation) of 4-6%;

  adjusted fully diluted earnings per share (EPS) growth from continuing operations of 8-10% ($2.66-$2.72);

  adjusted earnings before interest and taxes (EBIT) growth of 8-10%; and

  adjusted free cash flow of $631-691 million after adding back the incremental investment of finance receivables net of the change in reserve account balances.

In future filings, we will disclose that the target for the annual incentive is consistent with annual guidance given to investors. In future filings, we will further clarify that the payouts for executive officers are predominantly tied to these objectives, with some discretion for individual executive performance, and, to the extent applicable and material, we will disclose any additional factors considered.

9.

You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Executive Compensation Committee. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. Finally, expand your discussion and analysis of the factors the Executive Compensation Committee considered in establishing personal objectives for Mr. Critelli. See Item 402(b)(2)(vii) of Regulation S-K.

Response: In future filings, we will, subject to grouping executive officers to the extent the individual factors are the same, disclose, to the extent material, the effect of individual performance on incentive compensation. For example, in 2007 the ECC applied less negative discretion in determining Michael J. Critelli’s annual cash incentive award due to his leadership role in the passage of postal reform legislation, an initiative that required ten years of substantial effort to bring to a successful conclusion. Also, to a lesser extent, in determining the compensation for Bruce P. Nolop, Executive Vice President and Chief Financial Officer, and Michele Coleman Mayes, Senior Vice President and General Counsel, the ECC took into account their role in the passage of postal reform. In determining the annual incentive award for Murray D. Martin, the ECC took into account his increased responsibility and his influential role on strategic acquisitions during the year. As disclosed on page 34, the annual incentive payout for 2006 for Patrick J. Keddy, Executive Vice President and President, Mailstream International, was based 75% on enterprise performance and 25% on the performance of the international mailing business. The objectives considered in the evaluation of the performance of the international mailing business include financial metrics specifically related to the results of the international mailing business and strategic objectives such as customer loyalty, customer retention and penetration, implementation of the mailstream marketing campaign, acquisitions, risk management, employee engagement, leadership talent and diversity. We use these non-financial metrics on both an enterprise and an individual level because we believe that they are leading indicators of future financial and operational performance.

The personal objectives established for Mr. Critelli, our former Chief Executive Officer and current Executive Chairman, by the independent directors of the Board are generally the same as the enterprise objectives which were disclosed in the Proxy Statement. The Chief Executive Officer and the Executive Chairman prepare an annual written self-assessment of their performance. At a joint meeting of the Governance Committee and the ECC, the Chief Executive Officer and the Executive Chairman receive feedback from the directors on their self-assessment and their performance. The ECC provides to the independent directors of the Board an assessment of the Chief Executive Officer and the Executive Chairman based upon the Company’s performance in relation to its objectives.

2006 Annual Incentive Payout, page 37

10.

Please provide expanded disclosure of how the Executive Compensation Committee determined the awards reported in the “Amount Earned and Paid” column. Without resorting to boilerplate, provide substantive analysis and insight that allows shareholders to gain an understanding of why you awarded each of the named executive officers an annual bonus that exceeded their respective base salary. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Provide similar disclosure as it relates to the amounts reported in the “2006 Long-Term Incentive Payout” table on page 39 as well as options granted on February 13, 2006. From an overall standpoint, please ensure that your disclosure contains appropriate analysis of the specific factors the Committee considered in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: As discussed in the answer to comment 9 above, in future filings, we will provide expanded disclosure, to the extent material, regarding how the ECC determined the awards reported in the “Amount Earned and Paid” column on page 37. We respectfully submit that as demonstrated in the table on page 37, only Mr. Critelli and Mr. Martin received annual incentive payouts in excess of their respective base salaries. Each of Mr. Nolop, Ms. Mayes and Mr. Keddy received annual incentives payouts that were lower than their base salary. Each of the named executive officers did receive an annual incentive payout greater than his or her pre-established target due to the fact that the Company met or exceeded each of the four pre-established financial objectives. In addition, as disclosed on pages 36-37 of the Proxy Statement, the ECC increased the incentive pool by eight percent based on the Committee’s assessment of factors such as quality of earnings, total return to stockholders, progress on strategic objectives and other significant items. As noted on page 36 of the Proxy Statement, strategic objectives in 2006 included: customer loyalty, leadership talent, employee engagement and diversity.

For each of the named executive officers, each year long-term incentive awards are generally granted 50% in stock options that have a ten-year term and four-year vesting and 50% in three-year performance cash incentive units. The target level of awards is determined using market data from Towers Perrin’s published executive compensation reports, as well as a peer group of sixteen publicly traded companies recommended by Frederic W. Cook & Co., Inc., the ECC’s independent consultant. With respect to the cash incentive unit payouts for the 2004-2006 performance period, we respectfully submit that each named executive officer received a payout of $1.71 per cash incentive unit, representing a performance level that is above target as further described on page 38 of the Proxy Statement.

With respect to stock options for 2006, each of the named executive officers except for Mr. Nolop received an annual stock option grant that equaled 50% of his or her long-term incentive target. Mr. Nolop received an additional 5% grant of stock options as consideration for his signing a proprietary interest protection agreement. Since Mr. Critelli and Mr. Martin’s long-term incentive award levels were adjusted in 2006, the ECC determined that such adjustments included the 5% consideration for signing the proprietary interest protection agreement. As further described in a Current Report on

Form 8-K filed with the Securities and Exchange Commission on February 17, 2006, Ms. Mayes and Mr. Keddy were not required to enter into the proprietary interest protection agreement, and they therefore did not receive any additional consideration.

Change of Control Arrangements, page 41

11.

Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: In future filings, we will disclose in more detail that in reviewing its change of control program, the Company looks to market practices and the ECC seeks advice from its independent consultant, Frederic W. Cook & Co., Inc. We believe that the Company’s payment and benefit levels triggered by change of control transactions are consistent with current market practice for companies of our size. The Company’s change of control arrangements are intended to encourage those executives most closely connected to a potential change of control to act more objectively, and therefore, in the best interests of the Company’s stockholders, despite the fact that such a transaction will likely result in these executives’ termination. The Company’s change of control protections also encourage executives to remain with the Company prior to the completion of the transaction and work towards a successful transition. Our change of control severance payments are made only when an employee is terminated without cause or when an employee voluntarily terminates his or her employment for good reason (such as a reduction in position, pay or other constructive termination event) within two years after a change of control (a “double trigger” payment mechanism). The change of control, by itself, does not cause severance payments to be made. Our change of control arrangements fit into our overall compensation objectives because they are aligned with the Company’s key compensation goals that compensation should be tied to stockholder return and should be sufficiently competitive to attract and retain talent.

Summary Compensation Table, page 43

12.

For the awards reported in column (f), the footnote should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402 (c)(2)(v) and (vi). The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis.

Response: In future filings, with respect to the Option Awards column of the Summary Compensation Table, we will clarify and specifically reference assumptions detailed in the notes to the Company’s financial statements included in our Annual Report on Form 10-K as we did in footnote 3 to the Summary Compensation Table on page 43 with respect to the Stock Awards column.

Pension Benefits, page 48

13.

With respect to the named executive officers who participate in multiple plans, please revise the narrative to the Pension Benefits table to include a concise discussion of the reasons for multiple participation and the different purposes of each plan. In addition, to the extent applicable, revise the narrative to describe your policies regarding the granting of extra years of credited service. See Item 402(h)(3)(iv) and (v).

Response: In future filings, at the beginning of the narrative to the Pension Benefits table, we will clarify that named executive officers are eligible to participate in both the Pitney Bowes Pension Plan which is a broad-based tax-qualified plan under which employees generally are eligible to retire with unreduced benefits at age 65 and the Pitney Bowes Pension Restoration Plan to provide eligible employees with compensation greater than the $220,000 limit for 2006 with benefits based on the same formula used under the qualified plan. It is important to note that we provide no special level of pension benefits for any executive officer. The benefits provided are calculated based on the same formula used for all eligible employees, although the excess above the qualified pension plan is provided under the Pension Restoration Plan. We will also clarify that the Pitney Bowes Pension Restoration Plan is offered to approximately 800 of our current active employees to provide for retirement benefits above amounts available under the Company’s tax-qualified Pension Plan. We will also clarify that to the limited extent that the Company has granted extra years of credited service under its pension plans, the policy is broad based and not limited to executives.

Nonqualified Deferred Compensation for 2006, page 51

14.

Pursuant to the Instruction to Item 402(i)(2), please provide a footnote that quantifies the extent to which amounts reported in the earnings column is reported as compensation in the last completed fiscal year in the Summary Compensation Table. In addition, quantify the amounts reported in the aggregate balance at last fiscal year end (column (f)) that you previously reported as compensation to the named executive officer in your Summary Compensation Table for previous years.

Response: In future filings, we will provide a footnote that quantifies the extent to which amounts reported in the earnings column is reported as compensation in the last completed fiscal year in the Summary Compensation Table. We will also quantify the amounts reported in the aggregate balance at the last fiscal year end that we previously reported as compensation to the named executive officer in our Summary Compensation Table for previous years.

Other Post-Termination Payments, page 53

15.	In the various tables for each named executive officer, please aggregate the amount of compensation payable in each circumstance that would generate a payout.

Response: In future filings, for each named executive officer for whom we provide a post-termination payments table, we will aggregate and provide a total for the amount of compensation payable in each circumstance that would generate a payout.

* * * * * * *

As requested in your letter, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on theses issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call me at (203) 351-6339 or Lori Zyskowski, Corporate and Securities Counsel and Assistant Secretary, at (203) 351-6724.

/s/ Johnna G. Torsone
_________________________
Johnna G. Torsone
Senior Vice President and Chief Human Resources Officer